Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant:

United Parcel Service, Inc.

Name of persons relying on exemption:

Trillium Asset Management, LLC

Address of persons relying on exemption:

Two Financial Center, 60 South Street, Suite 1100, Boston, MA 02111

The attached written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934.

This is NOT a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.

United Parcel Service, Inc.
Proposal 7: Shareowner Proposal Requesting the Adoption of Independently
Verified Science-Based Greenhouse Gas Emissions Reduction Targets

Trillium Asset Management, LLC, Zevin Asset Management, and Green Century Capital Management, Inc. seek your support1 for Proposal 7 on the United Parcel Service, Inc. on the (“UPS” or “the Company”) 2022 proxy ballot. The resolved clause states:

Resolved: Shareholders request that UPS adopt independently verified short, medium, and long-term science-based greenhouse gas emissions reduction targets, inclusive of emissions from its full value chain, in order to achieve net-zero emissions by 2050 or sooner and to attain appropriate emissions reductions prior to 2030, in line with the Paris Agreement’s goal of maintaining global temperature rise at 1.5 degrees Celsius.

Proponents believe that in order to address climate risk and do its part to address the climate crisis, UPS must set independently verified, science-based greenhouse gas emissions reduction goals.

For the following reasons, we believe UPS should set science-based targets through the Science Based Targets Initiative (SBTi) and urge UPS investors to vote FOR PROPOSAL 7:

•	UPS’s current goals are inadequate and only include emissions reduction goals for less than half of company emissions;

•	UPS lags peers in procuring electric vehicles; and

•	Aviation emissions are not a barrier to UPS setting science-based targets.

UPS’S CURRENT GOALS ARE INADEQUATE AND ONLY INCLUDE EMISSION REDUCTION GOALS FOR LESS THAN HALF OF COMPANY EMISSIONS

In 2018, the Intergovernmental Panel on Climate Change updated the goals of the 2015 Paris Agreement to advise that net carbon emissions must fall 45 percent by 2030 and reach net zero by 2050 to limit warming below 1.5 degrees Celsius, thereby preventing the worst consequences of climate change. However, in 2020, the UN reported the world is “way off-track” from achieving these goals.2

Climate change impacts present risks to investors.3 A warming climate is associated with increased supply chain disruptions, reduced resource availability, lost production, commodity price volatility, infrastructure damage, political instability, and reduced worker efficiency.4 The U.S. Environmental Protection Agency identifies the transportation sector as the largest producer of greenhouse gas (GHG) emissions and its emissions are steadily increasing.5 In addition to their GHG emissions, which are projected to surpass those of passenger vehicle emissions by 2030, internal combustion engine medium and heavy duty vehicles have significant adverse health impacts that disproportionately affect low-income communities and communities of color.6

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1 This communication is an exempt proxy solicitation submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote your proxy and Trillium Asset Management, LLC will not accept proxies if sent. Trillium Asset Management, LLC urge shareholders to vote for the proposals discussed in this communication following the instructions provided on the management’s proxy mailing. The cost of this communication is being borne entirely by Trillium Asset Management, LLC.

2 https://library.wmo.int/doc_num.php?explnum_id=10211

3 https://cornerstonecapinc.com/wp-content/uploads/No-Place-to-Hide_Climate-Change-and-Systemic-Financial-Risk.pdf

4 https://www.ipcc.ch/sr15/

5 https://cfpub.epa.gov/ghgdata/inventoryexplorer/

6 https://www.washingtonpost.com/climate-solutions/2020/06/29/climate-change-racism/

Investors (including over 200 asset managers with over $57 trillion in assets under management who have signed onto the Net Zero Asset Managers Initiative)7 and stakeholders in general, increasingly expect corporations to set and implement rigorous greenhouse gas emissions reduction targets to reduce climate risks related to their operations, value chains, and to society at large.

UPS has set a goal to be carbon neutral by 2050. Its interim goals to reach carbon neutrality include:8

2025	2035
25% renewable electricity for facilities	30% sustainable aviation fuel (SAF)
40% alternative fuel purchases as a percent of total ground fuel (existing goal)	100% renewable electricity for facilities
50% reduction in CO2 per package delivered for global small package

While UPS’s current goal of 50% emissions reduction per global small package goal covers 95% of UPS’s scope 1 and 2 emissions, it entirely leaves out the Company’s scope 3 emissions, which account for more than UPS’s scope 1 and 2 emissions combined.9 In 2021, UPS “retired” its 12% absolute emissions reduction goal by 2025 for its global ground operations (which, although certainly more ambitious than its current goal, still only covered 43% of its scope 1 and 2 emissions) after the Company failed to decrease—and in fact increased—its absolute emissions by 13%.10

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7 https://www.netzeroassetmanagers.org/signatories/

8 https://about.ups.com/content/dam/upsstories/assets/reporting/sustainability-2021/2020_UPS_TCFD_Report_081921.pdf

9 UPS 2021 Climate Change CDP

10 UPS 2021 Climate Change CDP

Additionally, by pledging carbon neutrality without a verified, credible plan to achieve it, investors are left to wonder how UPS will use carbon offsets going forward and if the Company verifies any of the “retired” emissions from the projects carried out by its partners through its carbon neutral option for businesses.11 Offsetting corporate emissions, instead of directly reducing them, may exacerbate the systemic risk of climate change and expose companies to material business and reputational risk.12

UPS LAGS PEERS IN PROCURING ELECTRIC AND ZERO EMISSION VEHICLES

UPS may not be adequately ambitious in regard to securing electric and zero emission vehicles (EVs, ZEVs), and procurement thereof could help the Company set and fulfill science-based targets. Compared to competitors, Amazon13 and FedEx,14 UPS is lagging behind in setting EV procurement goals. In addition to reputational risk, this may result in competitive risk as EV battery supplies may be constrained later in the decade, and as EVs increasingly provide lifetime savings costs.15

UPS has made modest progress on integrating electric vehicles into its ground fleet. Although it has ordered 125 Tesla all-electric semi-trucks16 and has invested in the electric vehicle manufacturer Arrival,17 the Company has only committed to buying 10,000 EVs to its delivery fleet.18 Compare this to the more than 100,000 vehicles involved in UPS delivery operations. By contrast, Amazon plans to roll out 100,000 electric delivery vehicles by 2030, and FedEx has a goal to purchase 50% of FedEx Express global pickup and delivery vehicles by 2025 rising to 100% of all purchases by 2030.

Since 2008, UPS has spent more than $1 billion in alternative vehicles and fueling stations, including over 5,200 natural gas vehicles.19 The Company has added another 6,000 compressed natural gas vehicles to its fleet.20 Although the Company has signed contracts for renewable natural gas (RNG), experts say that a more appropriate use of RNG may be for hard-to-abate sectors such as heavy-duty transportation and industrial heating.21 It would appear that UPS might be better served to purchase SAF derived from feedstocks that are diverted from creating RNG and direct its considerable resources to procuring more electric and zero emissions vehicles.22

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11 https://about.ups.com/us/en/our-company/governance/carbon-neutral-credentials.html

12 https://www.unep.org/news-and-stories/story/carbon-offsets-are-not-our-get-out-jail-free-card

13 https://www.aboutamazon.com/news/sustainability/go-behind-the-scenes-as-amazon-develops-a-new-electric-vehicle

14 https://www.fedex.com/en-us/sustainability/electric-vehicles.html

15 https://fudzilla.com/news/52838-a-lithium-battery-crisis-coming#:~:text=Recently%2C%20Rystad%20Energy%20projected%20a,according%20to%20the%20research%20firm

16 https://www.reuters.com/article/us-ups-tesla-orders/ups-reserves-125-tesla-semi-trucks-largest-public-pre-order-yet-idUSKBN1ED1QM

17 https://arrival.com/us/en/news/ups-invests-in-arrival-and-orders-10000-generation-2-electric-vehicles

18 Ibid.

19 https://www.ngvi.com/ups/

20 https://about.ups.com/mx/en/newsroom/press-releases/sustainable-services/ups-continues-to-build-on-renewable-natural-gas-momentum.html#:~:text=UPS%20(NYSE%3A%20UPS)%20today,the%20terms%20of%20the%20agreements

21 https://www.wri.org/insights/7-things-know-about-renewable-natural-gas#:~:text=At%20present%2C%20renewable%20natural%20gas,diesel%20in%20heavy%2Dduty%20vehicles

22 https://www.pnas.org/doi/10.1073/pnas.2023008118

AVIATION EMISSIONS ARE NOT A BARRIER TO UPS ADOPTING SCIENCE-BASED TARGETS

Without a doubt, aviation is the most difficult area of UPS’s business to decarbonize. However, in August 2021, SBTi released Science-Based Target Setting for the Aviation Sector guidelines. The target setting method for passenger and commercial airlines is based on the SBTi’s Sectoral Decarbonization Approach which states that a company’s carbon intensity should converge to the sector’s Paris-aligned GHG intensity by 2050. In other words, aviation emissions reductions are based on individual companies’ preferred paths as long as the paths coverage on Paris-aligned targets.

UPS contributed to the Technical Working Group23 that provided input to the guidance but did not apply it to its own target-setting, even though the guidance provides both: 1) flexibility and 2) a pathway to a “well-below 2°C” ambition, which is less restrictive than a 1.5 degree Celsius target. By mid-July 2022, SBTi plans to update the guidance to ensure aviation emissions reductions align with achieving a 1.5 degree Celsius target. Although UPS has set a carbon neutral by 2050 goal, setting a science-based target would provide investors better insight into how UPS plans to reduce its Scope 1 and 3 aviation emissions. Airlines including Delta, American, Air France, Iberia, KLM, and United have all committed to science-based targets via SBTi.24

UPS SHOULD SET SCIENCE-BASED TARGETS THROUGH THE SCIENCE BASED TARGETS INITIATIVE

Ultimately, UPS’s current goals only include reduction goals for less than half of company emissions. Investors do not have assurance or verification of any kind that UPS’s current goals are aligned with limiting warming to 1.5 degrees—or even well below 2 degrees. Therefore, the Proponents ask the Company to take a different route-- set an independently verified, science-based greenhouse gas emissions reduction target aligned with 1.5 degrees of warming, ideally via the Science Based Targets initiative (SBTi).

Setting science-based targets through SBTi provides investors transparency into corporate greenhouse gas emissions reduction commitments, particularly for companies in high-emissions industries such as package delivery. Further, SBTi’s criteria for setting targets include commonly-agreed upon definitions of Scope 1, 2, and 3 emissions, boundary-setting rules, and verified near and long-term targets. UPS’s carbon neutral goal does not. SBTi long term net zero targets set limits to the amount of residual emissions that a company can offset using carbon credits, lowering the risk that a company is relying too heavily on carbon credits to meet their goals. Additionally, UPS would not be alone in setting a science-based target-- more than 2,500 companies have committed to set or have set science-based targets with the Initiative.25 In fact, UPS peer DHL has committed to set targets via SBTi, along with 42 other air freight, transportation, and logistics companies.26

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23 https://sciencebasedtargets.org/resources/files/SBTi_AviationGuidanceAug2021.pdf

24 https://sciencebasedtargets.org/companies-taking-action#table

25 https://sciencebasedtargets.org/companies-taking-action

26 https://sciencebasedtargets.org/companies-taking-action#table

CONCLUSION

To meet the intensifying physical and transition risks associated with climate change and keep pace with peers, UPS should not delay in setting independently verified science-based targets. We urge shareholders for vote FOR Proposal 7 following the instructions provided on the Company’s proxy mailing.

IMPORTANT NOTICE: The cost of this communication is being borne entirely by Trillium Asset Management, LLC. The foregoing information may be disseminated to shareholders via telephone, U.S. mail, e-mail, certain websites and certain social media venues, and should not be construed as investment advice or as a solicitation of authority to vote your proxy. Proxy cards will not be accepted by Trillium. To vote your proxy, please follow the instructions on your proxy card. These written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. The views expressed are those of the authors as of the date referenced and are subject to change at any time based on market or other conditions. These views are not intended to be a forecast of future events or a guarantee of future results. These views may not be relied upon as investment advice. The information provided in this material should not be considered a recommendation to buy or sell any of the securities mentioned. It should not be assumed that investments in such securities have been or will be profitable. To the extent specific securities are mentioned, they have been selected by the authors on an objective basis to illustrate views expressed in the commentary and do not represent all of the securities purchased, sold or recommended for advisory clients. The information contained herein has been prepared from sources believed reliable but is not guaranteed by us as to its timeliness or accuracy, and is not a complete summary or statement of all available data. This piece is for informational purposes and should not be construed as a research report.